Exhibit 99.4

                      WEIS MARKETS SHAREHOLDERS COMMITTEE

News Release

For Immediate Release                        Contact: David W. Schuster
                                                      The Torrenzano Group
                                                      (212) 681-1700 ext.103


                     Members of Weis Family File 13-D Seeking Enhanced Shareholder Value for Shares of Weis Markets, Inc.

            Sunbury, Pennsylvania. Certain members of the Weis family and related trusts and foundations (the Shareholders' Committee) holding approximately 41% of the outstanding shares of Weis Markets, Inc. (NYSE: WMK) filed a Schedule 13D/A today seeking enhanced shareholder value and increased liquidity for all shares of Weis Markets.

            The Shareholders' Committee has called upon the Company to change the composition of its Board of Directors to better represent all members of the Weis family and the entire shareholder base and to establish a special committee of independent directors to evaluate the strategic options that may be available to the Company for maximizing shareholder value, including through possible business combination and merger transactions.

            Members of the Shareholders' Committee have also delivered a notice pursuant to the Company's by-laws requesting that the Company call a special meeting of its shareholders to consider the election of a reconstituted slate of directors containing additional independent directors and to vote upon certain by-law proposals relating to their stated platform. The Shareholders Committee is filing today a preliminary proxy statement with the Securities and Exchange Commission relating to the proposed Special Meeting.

            John S. Furst and Jeffrey E. Perelman have agreed to serve as directors of the Company in connection with such an election. John S. Furst has significant corporate experience and is a certified public accountant who spent 25 years as a partner at Coopers & Lybrand until 1993 and continues to serve as a senior officer of several companies. Mr. Perelman is a Pennsylvania executive and businessman with extensive experience as the chief executive officer of a number of domestic and European companies and is active in various philanthropic endeavors.

            The Shareholders' Committee said that it has recently engaged Salomon Smith Barney to act as its financial advisor and to assist it in obtaining increased liquidity and value for the shares owned by its members. Based upon advice received from Salomon Smith Barney, the Shareholders' Committee believes that the value that shareholders could receive in a sale or merger transaction involving the Company is likely to be substantially in excess of the current trading range of the Common Stock and that there would likely be strong interest by potential acquirers in the Company. Salomon Smith Barney has advised the Shareholders' Committee that, based upon its preliminary analysis of the Company using only publicly available information, and without having conducted any solicitation of third-party interest and relying upon recent merger and acquisition precedents in the retail grocery industry, it believes that a per share acquisition price in the range of

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$45 to $55 should reasonably be obtainable by the Company in the current market environment.

            The Shareholders' Committee also indicated that it believes that the Company's strong balance sheet (free of debt and including approximately $400 million in cash and marketable securities on hand) can be used to provide shareholders with tangible short-term value - without adversely affecting the Company's previously announced capital investment program - in the event such a sales process is not consummated.

            The Shareholders' Committee have hired MacKenzie Partners, Inc. to aid in their shareholder communications program.

            The Shareholders' Committee indicated that, while its members remained hopeful that an amicable resolution can be reached with the majority of the members of the Board, it is prepared to pursue a protracted process, if necessary, to accomplish its desired goals on behalf of all shareholders. Two of the Company's seven directors are presently affiliated with the Shareholders' Committee.

            Speaking on behalf of the family members, Janet Weis, wife of the late Sigfried Weis, former Chairman and President of Weis Markets, stated: "Weis Markets has been a family institution for 88 years and we are all proud of its great heritage. Robert Weis, Norm Rich and the other members of management have done a fine job running the Company day-to-day in recent years. It is now time, however, for all of us, together, to pursue a change in the best interests of the employees, public shareholders and the family. Holders of a significant majority of the Weis Markets shares no longer participate in the day-to-day management of the Company. We believe that it is time for the Company to chart a new course and to ensure that all shareholders - as well as employees and the community -- are treated fairly in that process."

            Sidney Apfelbaum, a long-time family friend and a trustee of a number of family trusts and a family charitable foundation, added: "The situation to which we respond today has been building for many years. As competitive conditions in the industry continue to undergo dramatic change, we are all firmly united in our belief that now is the right time for us to seek a strategic partner for Weis Markets before industry developments pass us by.

            "We are confident there is strong interest in the Weis Markets franchise and that a strategic merger or acquisition of Weis Markets can be accomplished in a manner attractive to all Weis Markets constituencies. I have lived in Sunbury since 1923 and I have a strong friendship and professional association with Weis Markets and all members of the Weis family going back a very long way. I am particularly proud of the good works and contributions of the Weis and Degenstein families that have helped build so many of our local institutions. Janet Weis and the other members of her family have my full support in their efforts to see that a fair and fitting next chapter to this great story is written in the best interests of all of the members of the younger Weis generations, the Weis Markets employees, Sunbury and all the communities that the company serves."

            Weis Markets, Inc. is based in Sunbury, Pennsylvania and operates approximately 164 stores in six states: Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. The company was founded in 1912 by brothers Harry Weis and Sigmund Weis. Weis Markets conducted its initial

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public offering in 1965. Sigmund Weis's son, the late Sigfried Weis, was a member of the company's Board of Directors from 1947 until 1995, became President of the Company in 1961 and was Janet Weis's husband.

            The Shareholders' Committee is comprised of Janet C. Weis and descendants of Janet and Sigfried Weis and their families, a family partnership and the trustees of family trusts and foundations, including Michael M. Apfelbaum and Joseph I. Goldstein, who also serve as directors of Weis Markets.